July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Jimmy McNamara

	Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-280423

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), to become effective as of 5:30 p.m. (Eastern standard time) on Tuesday, July 23, 2024, or as soon as practicable thereafter.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

By:	/s/ Justin Hall
Justin Hall
Chief Executive Officer and General Counsel

cc:         Abby E. Brown, Squire Patton Boggs (US) LLP